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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   Team, Inc.
                                   ----------
                                (Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                   878155 100
                                   ----------
                                 (CUSIP Number)

     E. Patrick Manuel, 1206 Hwy. 190 West, Eunice, LA 70535, (318) 457-4032
     -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 9, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No.:  878155  100

         1.       Names of Reporting Persons.
                  IRS Identification Nos. of above persons (entities only).
                  E. Patrick Manuel.

         2.       Check the Appropriate Box if a Member of a Group
                  (a)  [ ]
                  (b)  [X]

         3.       SEC Use Only

         4.       Source of Funds:  OO

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization:  Louisiana; United
                  States

Number of                7.       Sole Voting Power: 535,500; The stock is
Shares                            currently in escrow with Southwest Bank of
Beneficially by                   Texas N.A., as Escrow Agent, pursuant to an
Owned by Each                     Escrow Agreement dated April 9, 1999. During
Reporting                         the escrow period, the Escrow Agent has the
Person With                       right to receive dividends from the
                                  securities.

                         8.       Shared Voting Power:  N/A

                         9. Sole Dispositive Power: 535,500; see comments to item 7 above

                         10.      Shared Dispositive Power:  N/A

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  535,500

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares  [ ]

         13.      Percent of Class Represented by Amount in Row (11) 7.22%

         14.      Type of Reporting Person:  IN



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ITEM 1.  SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is common stock of Team, Inc. The principal executive offices of Team, Inc. is 200 Hermann Drive, Alvin, TX 77511.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      E. Patrick Manuel.

         (b)      Residence: 1206 Highway 190 West, Eunice, LA 70535.

         (c) Mr. Manuel is a consultant to Team, Inc. pursuant to a Consulting Agreement dated April 9, 1999 by and between Team, Inc. and E. Patrick Manuel. The consulting services are performed by Mr. Manuel primarily at the offices of X-Ray Inspection, Inc. (a Team, Inc. subsidiary) located at 102 Row 3, Lafayette, LA 70508.

         (d) During the last 5 years, E. Patrick Manuel has not been convicted in a criminal proceeding.

         (e) During the last 5 years, E. Patrick Manuel was not a party to a civil proceeding of a judicial administrative body of competent jurisdiction.

         (f) E. Patrick Manuel is a citizen of the United States of America and the State of Louisiana.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to a Stock Purchase Agreement dated April 9, 1999, E. Patrick Manuel sold his stock in X-Ray Inspection, Inc. to Team, Inc. in consideration for cash and stock of Team, Inc. Manuel owned 4,500 shares of the common stock of X-Ray Inspection, Inc.

ITEM 4.  PURPOSE OF TRANSACTION

         Pursuant to a Stock Purchase Agreement dated April 9, 1999, E. Patrick Manuel sold his stock in X-Ray Inspection, Inc. to Team, Inc. in consideration for cash and stock of Team, Inc. One hundred percent (100%) of the issued and outstanding stock in X-Ray Inspection, Inc. was sold to Team, Inc. X-Ray Inspection, Inc. is now a subsidiary of Team, Inc.

         (a)      Not Applicable

         (b)      Not Applicable

         (c)      Not Applicable



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         (d)      Not Applicable

         (e)      Not Applicable

         (f)      Not Applicable

         (g)      Not Applicable

         (h)      Not Applicable

         (i)      Not Applicable

         (j)      Not Applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) E. Patrick Manuel acquired 535,000 shares of the Issuer; E. Patrick Manuel owns 7.22% of the Issuer's securities.

         (b) E. Patrick Manuel has sole power to vote or direct the vote for all 535,000 shares. The stock is currently in escrow with Southwest Bank of Texas, N.A., as Escrow Agent, pursuant to an Escrow Agreement dated April 9, 1999. During the escrow period the Escrow agent receives the dividends and holds same in escrow. The Escrow Agreement provides for a partial release of the securities as follows: (i) for one year (from April 9, 1999), all of the securities are escrowed; (ii) during the second year, $1,000,000.00 worth of securities are escrowed (but no more than 300,000 shares); and (iii) during the third year, $500,000.00 worth of securities are escrowed (but no more than 150,000 shares). After the third year, the remaining escrowed securities are released. The securities of Team, Inc. acquired by E. Patrick Manuel are not registered and are subject to Rule 144. E. Patrick Manuel cannot dispose of said securities during the one-year restriction period or while such securities are in escrow.

         (c)      Not Applicable.

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The securities are subject to an Escrow Agreement dated April 9, 1999 by and among E. Patrick Manuel, B. Dal Miller, Team, Inc., and Southwest Bank of Texas, N.A., as Escrow Agent. In the event a claim for indemnity arises in favor of Team, Inc. against E. Patrick Manuel,



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Team, Inc. has the right to claim that portion of the escrowed securities equal to the claim. The right of Team, Inc. to assert indemnity claims (and the bases therefor) are set forth in the Stock Purchase Agreements dated April 9, 1999 by and among E. Patrick Manuel, B. Dal Miller, and Team, Inc.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

The exhibits attached to this Schedule 13D are as follows:

Exhibit A:     Stock Purchase Agreement dated April 9, 1999 by and among
               Team, Inc., E. Patrick Manuel, and B. Dal Miller

Exhibit B:     Escrow Agreement dated April 9, 1999 by and among Team, Inc.,
               E. Patrick Manuel, B. Dal Miller, and Southwest Bank of Texas,
               N.A.

Exhibit C:     Stock Restriction Agreement dated April 9, 1999 by and among
               Team, Inc., E. Patrick Manuel, B. Dal Miller, and Southwest Bank of Texas, N.A.

Exhibit D:     Registration Rights Agreement dated April 9, 1999 by and among
               Team, Inc., E. Patrick Manuel, B. Dal Miller and Southwest Bank of Texas, N.A

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           October 20, 1999
------------------------------------------------------
Date

           /s/ E. Patrick Manuel
------------------------------------------------------
Signature

E. Patrick Manuel
------------------------------------------------------
Name/Title


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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                               INDEX TO EXHIBITS



EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

   A:          Stock Purchase Agreement dated April 9, 1999 by and among Team,
               Inc., E. Patrick Manuel, and B. Dal Miller

   B:          Escrow Agreement dated April 9, 1999 by and among Team, Inc., E.
               Patrick Manuel, B. Dal Miller, and Southwest Bank of Texas, N.A.

   C:          Stock Restriction Agreement dated April 9, 1999 by and among
               Team, Inc., E. Patrick Manuel, B. Dal Miller, and Southwest Bank of Texas, N.A.

   D:          Registration Rights Agreement dated April 9, 1999 by and among
               Team, Inc., E. Patrick Manuel, B. Dal Miller and Southwest Bank of Texas, N.A